Ferreyros CAT

Ferreyros S.A.A.
Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

RECEIVED
2006 MAY 15 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06013378

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, May 10th,2006

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

Dear Sirs:

Please find attached the list of our shareholders as of April 30st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

dlw 5/15

FERREYROS S.A.A. 20060509 10:18:07 GFAC

RELACION DE ACCIONISTAS Pag.

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCEN
1	R	20157036794	IN - FONDO 2	29,414,380	1.1000	12.155
2	R	20170124449	NV - FONDO 2	25,701,531	1.1000	10.621
3	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	23,174,176	1.1000	9.576
4	R	20143980821	HO-FONDO 2	21,266,893	1.1000	8.788
5	X	038013580	HORSESHOE BAY LIMITED	15,641,615	1.1000	6.464
6	R	20142829551	PR - FONDO 2	14,615,076	1.1000	6.039
7	E	08191212	MONTERO ARAMBURU EDUARDO	11,905,123	1.1000	4.919
8	R	20100228352	CORPORACION CERVESUR S.A.A.	9,390,154	1.1000	3.880
9	R	20171049262	INVERSIONES VARESLI S.A.	8,592,543	1.1000	3.550
10	*	021015391	DUCKTOWN HOLDINGS S.A.	7,935,915	1.1000	3.279
11	R	20510398158	RI - FONDO 2	7,524,547	1.1000	3.109
12	*	027012415	HYBISCUS CAPITAL LTD.	7,368,886	1.1000	3.045
13	R	20137909813	ÑORTENSIA S.A.	7,251,163	1.1000	2.996
14	R	20142829551	PR - FONDO 3	5,097,001	1.1000	2.106
15	R	20215376916	BUSLETT S.A.	4,915,406	1.1000	2.031
16	*	021009695	ATLANTIC SECURITY BANK	3,407,085	1.1000	1.408
17	R	20510398158	RI - FONDO 3	2,940,000	1.1000	1.214
18	R	20468451451	TRANSACCIONES FINANCIERAS	1,975,800	1.1000	0.816
19	E	08243243	ARAMBURU DE MONTERO BLANCA	1,784,590	1.1000	0.737
20	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,568,184	1.1000	0.648
21	R	20142829551	PR - FONDO 1	1,395,000	1.1000	0.576
22	E	08231540	BARRIOS GARCIA DE MULANOVICH MARIA DEL C	1,392,594	1.1000	0.575
23	E	07277264	ESPINOSA BEDOYA OSCAR	1,295,989	1.1000	0.535
24	R	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,284,182	1.1000	0.530
25	R	20143980821	HO-FONDO 1	1,274,680	1.1000	0.526